UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                       (Amendment No.      10      )*



                         Magellan Technology, Inc.
----------------------------------------------------------------------------
                             (Name of Issuer)


                        Common Stock, $0.0001 Par Value
----------------------------------------------------------------------------
                        (Title of Class of Securities)






                                 559092-40-8
                            --------------------
                               (CUSIP Number)



                            Richard G. Brown, Esq.
                    Kimball, Parr, Waddoups, Brown & Gee
                                P.O. Box 11019
                          Salt Lake City, UT 84147
                                (801) 532-7840

----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               October 25, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 10                SEC 1746 (12-91)

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 2 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William A. Fresh (S.S. ####-##-####)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


        United States

                  7     SOLE VOTING POWER

                        1,168,936 (reflects a 1 for 2 reverse stock split
 NUMBER OF              that was effective April 3, 1996)
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 2,043,332 (reflects a 1 for 2 reverse stock split
REPORTING               that was effective April 3, 1996)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        1,168,936 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

                 10     SHARED DISPOSITIVE POWER

                        2,043,332 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,212,268

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        22.9%

14      TYPE OF REPORTING PERSON*

        IN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reva Luana Fresh

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 2,043,332 (reflects a 1 for 2 reverse stock split
REPORTING               that was effective April 3, 1996)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        2,043,332 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,043,332 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        14.6%

14      TYPE OF REPORTING PERSON*

        IN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WAF Investment Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


        Utah

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 800,000 (reflects a 1 for 2 reverse stock split
REPORTING               that was effective April 3, 1996)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        800,000 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        800,000 (reflects a 1 for 2 reverse stock split that was effective April 3, 1996)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.7%

14      TYPE OF REPORTING PERSON*

        PN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 10 Pages

    This Amendment No. 10 to the Schedule 13D of William A. Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, and Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994.

Item 1.  Security and Issuer

    (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 990 West Atherton Drive, Salt Lake City, UT 84123

Item 2.  Identity and Background

    (a)  Name:     William A. Fresh ("WA Fresh")
                   Reva Luana Fresh ("RL Fresh")
                   WAF Investment Company ("WAF")

    (b)  Residence address for WA Fresh and RL Fresh and business address for
         WAF:

              2238 East Gambel Oak Drive, Sandy, Utah 84092

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              WA Fresh is the Chief Executive Officer and Chairman of the Board
                of the Issuer;
              RL Fresh is not employed outside of the home; and WAF is in the business of investments.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

              None

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

              None

    (f)  Citizenship of WA Fresh and RL Fresh:  United States
         Citizenship of WAF: Utah

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         This amendment is being filed to report the issuance (i) to RL Fresh of 1,133,332(1) shares of the Common Stock, (ii) of a total of 60,000 shares of the Common Stock to RL Fresh as Custodian for two family members and (iii) of 50,000 shares of the Common Stock to The Reva Luana Fresh Family Living Trust, of which WA Fresh and RL Fresh are the trustees. Such shares were issued in exchange for shares of the common stock of SkyHook Technologies, Inc. ("SkyHook") in connection with a share exchange agreement entered into between the Issuer and SkyHook at a rate of four shares of the Common Stock for each share of the common stock of SkyHook.


Item 4.  Purpose of Transaction

         The issuances of the shares of the Common Stock to RL Fresh and the Reva Luana Fresh Family Living Trust were in connection with a share exchange agreement entered into between the Issuer and SkyHook, pursuant to which the Issuer acquired all of the outstanding shares of SkyHook.

         WA Fresh, RL Fresh and WAF reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by WA Fresh is 3,212,268 shares, which includes (i) 1,059,598 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 1,000 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 800,000 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power and (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power. The 3,212,268 shares of the Common Stock represent 22.9% of the outstanding shares of the Issuer.

         The aggregate number of shares of the Common Stock beneficially owned by RL Fresh is 2,043,332 shares, which includes (i) 800,000 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members and (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust. The 2,043,332 shares of the Common Stock represent 14.6% of the outstanding shares of the Issuer.

(1) All numbers reflect a one for two revese stock split of the Common Stock that was effective April 3, 1996.

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 10 Pages

         The aggregate number of shares of the Common Stock beneficially owned by WAF is 800,000 shares, which represents 5.7% of the outstanding shares of the Issuer.

    (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,059,598 shares of the Common Stock held in his own name, (ii) the 108,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh and (iii) the 1,000 shares of the Common Stock underlying currently exercisable options held by WA Fresh.

         Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of the 800,000 shares of the Common Stock held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust (the "Trust"), share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of the Trust. Neither RL Fresh nor WAF has the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

    (c) On October 25, 1996, 1,133,332 shares of the Common Stock were issued to RL Fresh in her own name and a total of 60,000 shares of the Common Stock were issued to RL Fresh as Custodian for family members who do not live with her in exchange for a total of 298,333 shares of the common stock of SkyHook in connection with a share exchange agreement entered into between the Issuer and SkyHook. In addition, on October 25, 1996, 50,000 shares of the Common Stock were issued to The Reva Luana Fresh Family Living Trust, of which WA Fresh and RL Fresh are the trustees, in exchange for 12,500 shares of the common stock of SkyHook in connection with the same exchange agreement.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    None.

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

         Attached hereto as Exhibit B is a copy of the Articles of Share Exchange of Magellan Technology, Inc. and SkyHook Technologies, Inc.

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 10 Pages

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




              11/7/96                  /s/ WILLIAM A. FRESH
---------------------------------     -----------------------------------
Date                                   William A. Fresh



              11/7/96                  /s/ REVA LUANA FRESH
---------------------------------     -----------------------------------
Date                                   Reva Luana Fresh


                                       WAF Investment Company,
                                       a Utah limited partnership


              11/7/96                  By:/s/ WILLIAM A. FRESH
---------------------------------     -----------------------------------
Date                                   William A. Fresh, General Partner

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 10 Pages

                             INDEX TO EXHIBITS




Exhibit                      Description
------------  --------------------------------------------------------------

A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

B               Articles of Share Exchange of Magellan Technology, Inc.
                and SkyHook Technologies, Inc.

                              SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 10 of 10 Pages

                              EXHIBIT A


                              AGREEMENT

    The undersigned agree that this Amendment No. 10 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




              11/7/96                  /s/ WILLIAM A. FRESH
---------------------------------     -----------------------------------
Date                                   William A. Fresh



              11/7/96                  /s/ REVA LUANA FRESH
---------------------------------     -----------------------------------
Date                                   Reva Luana Fresh


                                       WAF Investment Company,
                                       a Utah limited partnership


              11/7/96                  By:/s/ WILLIAM A. FRESH
---------------------------------     -----------------------------------
Date                                   William A. Fresh, General Partner

AFTER FILING RETURN TO:

Richard G. Brown, Esq.
KIMBALL, PARR, WADDOUPS, BROWN & GEE
185 South State Street, Suite 1300
Salt Lake City, Utah  84111
Telephone: (801) 532-7840



                    ARTICLES OF SHARE EXCHANGE
                                OF
                    MAGELLAN TECHNOLOGY, INC.
                               AND
                    SKYHOOK TECHNOLOGIES, INC.

    PURSUANT TO THE PROVISIONS of Section 16 10a 1105 of the Utah Revised Business Corporation Act (the "Utah Act"), the undersigned corporations hereby adopt the following Articles of Share Exchange for the purpose of effecting the acquisition by Magellan Technology, Inc., a Utah corporation (the "Acquiring Corporation"), of all the capital stock of SkyHook Technologies, Inc., a Utah corporation ("the Acquired Corporation"), solely in exchange for shares of the voting common stock of the Acquiring Corporation:

    FIRST: Attached hereto as Exhibit A, and incorporated herein by this reference, is the Plan of Share Exchange (the "Plan") dated as of October 15, 1996, which was adopted by the Boards of Directors of the Acquiring Corporation and the Acquired Corporation and executed by the Acquiring Corporation and the Acquired Corporation.

    SECOND: The number of outstanding shares of the common stock of the Acquired Corporation is 2,065,001. All outstanding shares of the Acquired Corporation were entitled to vote on the Plan. No other class of shares is authorized or outstanding for the Acquired Corporation.

    THIRD: Pursuant to Section 16 10a 704 of the Utah Revised Business Corporation Act, the shareholders of the Acquired Corporation (the "SkyHook Shareholders") approved the Plan by unanimous written consent effective as of October 15, 1996. No approval of the shareholders of the Acquiring Corporation was required.

    EXECUTED this 25 day of October, 1996.

                                 "Acquiring Corporation"

                                 MAGELLAN TECHNOLOGY, INC.

                                  /s/ Darwin D. Millet
                                 ---------------------------
                                 Darwin D. Millet, President
ATTEST:

/s/ Lynn R. Wall
-----------------------
Lynn R. Wall, Secretary

                                 "Acquired Corporation"

                                 SKYHOOK TECHNOLOGIES, INC.


                                  /s/ Donald P. Cox
                                 ------------------------
                                 Donald P. Cox, President
ATTEST:

/s/ Reginald Hughes
-----------------------------
Reginald L. Hughes, Secretary



STATE OF UTAH         )
                      : ss.
COUNTY OF SALT LAKE   )

    This instrument was acknowledged before me on October 15, 1996, by Darwin D. Millet as President of Magellan Technology, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------

STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 21, 1996, by Lynn R. Wall as Secretary of Magellan Technology, Inc., a Utah corporation.


                                 /s/ Rosalie C. Gledhill
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

April 6, 1997                    Salt Lake City, Utah
----------------------           ---------------------------

STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 15, 1996, by Donald P. Cox as President of SkyHook Technologies, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------




STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 15, 1996, by Reginald L. Hughes as Secretary of SkyHook Technologies, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------

                                                        Exhibit A



                      PLAN OF SHARE EXCHANGE
                                OF
                    MAGELLAN TECHNOLOGY, INC.
                               AND
                    SKYHOOK TECHNOLOGIES, INC.


    THIS PLAN OF SHARE EXCHANGE (the "Plan") dated as of October 15, 1996, is entered into by and between Magellan Technology, Inc., a Utah corporation ("Magellan") and SkyHook Technologies, Inc., a Utah corporation ("SkyHook").


                      W I T N E S S E T H :

    A. WHEREAS, Magellan, SkyHook and the holders of all of the issued and outstanding shares of the capital stock of SkyHook (the "SkyHook
Shareholders") entered into an Agreement and Plan of Share Exchange dated as of October 15, 1996 (the "Agreement"), pursuant to which this Plan is executed;

    B. WHEREAS, the Boards of Directors of Magellan and SkyHook have approved this Plan whereby Magellan shall acquire, solely for the voting stock of Magellan, all of the issued and outstanding capital stock of Magellan; and

    C. WHEREAS, the SkyHook Shareholders have approved the Plan by unanimous written consent, pursuant to Section 16 10a 704 of the Utah Revised Business Corporation Act.


                            A G R E E M E N T :

    NOW, THEREFORE, in order to consummate such Plan, and in consideration of the mutual covenants herein set forth, the parties agree as follows:

    1.   Share Exchange.  At and on the "Effective Time," as set forth in
Section 2 below, Magellan, in exchange solely for voting shares of the common stock, $0.0001 par value per share, of Magellan (the "Magellan Common Stock"), will acquire all of the issued and outstanding shares of the common stock, no par value per share, of SkyHook (the "SkyHook Common Stock") (such acquisition and related transactions are sometimes hereinafter referred to as the "Share Exchange").

    2. Effective Time. The effective time (the "Effective Time") of the Share Exchange shall be the time and date appropriate Articles of Share Exchange are filed pursuant to Utah law.

    3.   Terms and Conditions of Share Exchange.  At the Effective Time:

         (a)  Magellan shall issue 5,673,336 shares of Magellan Common
Stock to the SkyHook Shareholders in exchange for all of the issued and outstanding shares of SkyHook Common Stock (the shares of SkyHook Common Stock held by Magellan prior to the Share Exchange will be cancelled), all in accordance with the exchange ratios set forth in the Exchange Agreement; and

         (b) Magellan shall substitute options to purchase shares of Magellan Common Stock pursuant to the Magellan Option Plan for all outstanding stock options to purchase shares of SkyHook Common Stock adjusted in accordance with the exchange ratios set forth in the Exchange Agreement.

    4. Execution. This Plan may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.


    IN WITNESS WHEREOF, Magellan and SkyHook have each executed this Plan as of the date set forth above.

                                 "Magellan"

                                 MAGELLAN TECHNOLOGY, INC.


                                 /s/ Darwin D. Millet
                                 ---------------------------
                                 Darwin D. Millet, President


                                 "SkyHook"

                                 SKYHOOK TECHNOLOGIES, INC.


                                 /s/ Donald P. Cox
                                 ---------------------------
                                 Donald P. Cox, President